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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                 CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC.

                           (Name of Subject Company)

                           KNOWLEDGE BEGINNINGS, INC.
                             KBI ACQUISITION CORP.

                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   168757201

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                               RONALD J. PACKARD
                            TREASURER AND SECRETARY
                           KNOWLEDGE BEGINNINGS, INC.
                                844 MORAGA DRIVE
                       LOS ANGELES, CALIFORNIA 90049-1639

                                 (310) 440-3657

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                          CHICAGO, ILLINOIS 60606-6401
                                 (312) 876-7700

                              JOHN J. HUBER, ESQ.
                                LATHAM & WATKINS
                   1001 PENNSYLVANIA AVENUE, N.W., SUITE 1300
                          WASHINGTON, D.C. 20004-2505
                                 (202) 637-2200

                           CALCULATION OF FILING FEE:

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                        $93,995,034                                                    $18,800

* For the purpose of calculating the fee only, this amount assumes the purchase of 7,673,064 shares of common stock, par value $.01 per share, of Children's Discovery Centers of America, Inc. at $12.25 per share. Such number of shares consists of (i) 6,744,499 shares issued and outstanding as of March 27, 1998 and (ii) 928,565 shares reserved for issuance upon the exercise of outstanding options as of such date.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the value of the shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Not             Filing       Not
Amount Previously Paid:  applicable.     Party:       applicable.
Form or Registration     Not                          Not
No.:                     applicable.     Date Filed:  applicable.

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 7 Pages)

                                 SCHEDULE 14D-1

CUSIP NO. 168757201                                            Page 2 of 7 Pages

--------------------------------------------------------------------------------

(1) Name of Reporting Persons:  Knowledge Beginnings, Inc.
    I.R.S. Identification No. of above person (Entities Only):  95-4672767

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (See instructions):

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds (See instructions):

    WC
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f):

                                                                             /X/
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    Delaware
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    0
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares (See instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in row (7):

    0%
--------------------------------------------------------------------------------

(10) Type of reporting person (See instructions):

    CO
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
                                 SCHEDULE 14D-1

CUSIP NO. 168757201                                            Page 3 of 7 Pages

--------------------------------------------------------------------------------

(1) Name of Reporting Persons:  KBI Acquisition Corp.
    I.R.S. Identification No. of above person (Entities Only):  95-4679455

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (See instructions):

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds (See instructions):

    AF
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f):

                                                                             /X/
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    Delaware
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    0
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares (See instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in row (7):

    0%
--------------------------------------------------------------------------------

(10) Type of reporting person (See instructions):

    CO
--------------------------------------------------------------------------------

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (this "Schedule 14D-1") relates to a tender offer by KBI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Knowledge Beginnings, Inc., a Delaware corporation ("Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share, of Children's Discovery Centers of America, Inc., a Delaware corporation (the "Company"), for a purchase price of $12.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, as amended and supplemented from time to time, the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Children's Discovery Centers of America, Inc., a Delaware corporation, which has its principal executive and operating offices at 851 Irwin Street, Suite 200, San Rafael, California 94901.

    (b) The title of the securities which are the subject of the Offer is the Company's common stock, par value $.01 per share (the "Shares"), and the Offer is for any and all outstanding Shares at a price of $12.25 per Share, net to the seller in cash, without interest thereon. The information set forth in the "Introduction" to the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Schedule 14D-1 is being filed jointly by Purchaser and Parent. The information set forth in the "Introduction" to the Offer to Purchase, in Section 9 of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference.

    (e)-(f) The information set forth in Annex I to the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "Introduction" to the Offer to Purchase and in Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the "Introduction" to the Offer to Purchase and in Sections 7, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in the "Introduction" to the Offer to Purchase and in Sections 9 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "Introduction" to the Offer to Purchase and in Sections 9 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the "Introduction" to the Offer to Purchase and in Section 17 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Sections 7, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Sections 7 and 16 of the Offer to Purchase is incorporated herein by reference.

    (e)     Not applicable.

    (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase.

    (a)(2)  Letter of Transmittal.

    (a)(3)  Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Text of Press Release jointly issued by Parent, Purchaser and the Company dated March 30, 1998.

    (a)(8)  Summary Advertisement dated April 3, 1998.

    (b)(1) Promissory Note dated April 2, 1998 by Parent in favor of Knowledge University Holdings, L.L.C.

    (c)(1) Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of March 27, 1998.

    (c)(2) Option and Support Agreement by and among Parent, the Company and certain stockholders of the Company, dated as of March 27, 1998.

    (c)(3) Employment Agreement by and between Parent and Elanna S. Yalow, dated as of March 27, 1998.

    (d)    Not applicable.

    (e)    Not applicable.

    (f)    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 1998                          KBI ACQUISITION CORP.

                                              By:                 /s/ RONALD J. PACKARD
                                                         --------------------------------------
                                              Name:         Ronald J. Packard
                                              Title:        Treasurer and Secretary

                                              KNOWLEDGE BEGINNINGS, INC.

                                              By:                 /s/ RONALD J. PACKARD
                                                         --------------------------------------
                                              Name:         Ronald J. Packard
                                              Title:        Treasurer and Secretary

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)     Text of Press Release jointly issued by Parent, Purchaser and the Company dated March 30, 1998.

(a)(8)     Summary Advertisement dated April 3, 1998.

(b)(1)     Promissory Note dated April 2, 1998 by Parent in favor of Knowledge University Holdings, L.L.C.

(c)(1)     Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of March 27, 1998.

(c)(2)     Option and Support Agreement by and among Parent, the Company and certain stockholders of the Company, dated as of March 27, 1998.

(c)(3)     Employment Agreement by and between Parent and Elanna S. Yalow, dated as of March 27, 1998.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.